UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 6)

GasLog Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G37585109

(CUSIP Number)

Peter G. Livanos
c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
98000, Monaco

Copies to:

William P. Rogers, Jr., Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 +1 (212) 474-1000 (telephone number) +1 (212) 474-3700 (facsimile number)	Charles Lubar, Esq. McDermott Will & Emery 110 Bishopsgate London, ENGLAND EC2N 4AY +44 20 7577 6900 (telephone number) +44 20 7577 6950 (facsimile number)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 18, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS
Peter G. Livanos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece and the United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
32,190,418

	8	SHARED VOTING POWER
541,000

	9	SOLE DISPOSITIVE POWER
32,190,418

	10	SHARED DISPOSITIVE POWER
541,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,731,418

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS
Ceres Shipping Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,513,990

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
30,513,990

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,513,990

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS
Blenheim Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,513,990

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
30,513,990

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,513,990

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Explanatory Note

The purpose of this Amendment No. 6 (this “Amendment No. 6”) to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2012 (the “Original Schedule 13D”), as amended on March 13, 2014, April 16, 2014, September 26, 2014, March 26, 2015 and August 7, 2015 (as amended, the “Amended Schedule 13D”) is to reflect (i) Blenheim Holdings Ltd.’s (“Blenheim”) acquisition in December 2015 of an aggregate 786,976 Shares in the open market and (ii) the release of the Shares pledged to secure Blenheim’s obligations under the previously disclosed Amended and Restated Margin Loan Agreement.

Except as set forth below, all Items in the Amended Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 6 and not otherwise defined shall have the respective meanings assigned to such terms in the Amended Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Between December 4, 2015 and December 18, 2015, Blenheim purchased a total of 786,976 Shares in the open market at an average price of $8.87 per Share, for an aggregate purchase price of approximately $6.98 million.  The source of funds for such purchase was available corporate funds of Blenheim.

Item 5. Interest in Securities of the Issuer

The first two sentences of Section (a) are amended and restated as follows:

See Items 11 and 13 on Cover Pages to this Amendment No. 6.  Percentages are based on 80,496,499 Shares outstanding as of September 30, 2015, as reported by the Issuer in its Form 6-K furnished to the Commission on November 5, 2015.

The first sentence in Section (a) under the heading “Blenheim Holdings Ltd.” is amended and restated as follows:

Blenheim is the direct owner of 30,513,990 Shares.

Sections (b) and (c) of Item 5 are amended and restated as follows:

(b) Number of Shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: See item 7 on Cover Pages to this Amendment No. 6.

(ii) Shared power to vote or to direct the vote: See item 8 on Cover Pages to this Amendment No. 6.

(iii) Sole power to dispose or to direct the disposition: See item 9 on Cover Pages to this Amendment No. 6.

(iv) Shared power to dispose or to direct the disposition: See item 10 on Cover Pages to this Amendment No. 6.

(c) Between December 4, 2015 and December 18, 2015, Blenheim purchased a total of 786,976 Shares in the open market at an average price of $8.87 per Share, for an aggregate purchase price of approximately $6.98 million.

Except as described in this Item 5(c), there have been no transactions in the Shares effected during the past 60 days by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On September 28, 2015, Blenheim, as borrower (the “Borrower”), prepaid in full all amounts outstanding under the previously disclosed Amended and Restated Margin Loan Agreement.  The 7,250,000 Shares which were pledged under the Security Deed to secure the Borrower’s obligations under the Amended and Restated Margin Loan Agreement were released.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2015

Peter G. Livanos

By:	/s/ Peter G. Livanos

Ceres Shipping Ltd.

By:	/s/ Peter G. Livanos
Name: Peter G. Livanos
Title: Director

Blenheim Holdings Ltd.

By:	/s/ Peter G. Livanos
Name: Peter G. Livanos
Title: Director